Triton Acquisitions Company

November 9, 2016

Mr. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Triton Acquisitions Company
Registration Statement on Form S-1
Filed August 18, 2016
File No. 333-213197

Dear Mr. Schwall:

Triton Acquisitions Company submits this letter to you in response to your letter of September 14, 2016, which letter sets forth an unresolved comment of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Financial Statements

7.	We note your disclosure on page 7 stating that your fiscal year ends on April 30 and your disclosure on page 28 indicating your intention to file Form 8A concurrently to register under §13 of the Exchange Act. Given that your financial statements from inception through June 30, 2016 do not correspond to either an annual or interim fiscal period, please clarify your plans to transition your financial reporting to periods that will coincide with your chosen fiscal year, relative to the effectiveness of the registration statement, considering the guidance in Rule 8-08 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and confirm that due to a clerical error on our part, the Company had a Board Resolution dated November 9, 2016 that corrects the year end of the Company to June 30th.  Financial reporting upon effectiveness of the registration statement shall correspond with this corrected year end.  We have amended the S-1 to reflect the June 30 year end.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Larry Beazer

Larry Beazer
President
Triton Acquisitions Company